December 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento Mary Beth Breslin Tara Harkins Lynn Dicker

Re:	AbCellera Biologics Inc.

Registration Statement on Form S-1 (File No. 333-250838)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between December 7, 2020 and the date hereof, approximately 3,750 copies of the Preliminary Prospectus dated December 7, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, December 10, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

STIFEL, NICOLAUS & COMPANY, INCORPORATED

BERENBERG CAPITAL MARKETS LLC

SVB LEERINK LLC

BMO CAPITAL MARKETS CORP.

As representatives of the Underwriters

Credit Suisse Securities (USA) LLC

By:	/s/ John Hoffman
Name: John Hoffman
Title: Managing Director, ECM

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Name: Nathan Thompson
Title: Director

Berenberg Capital Markets LLC

By:	/s/ Zachary Brantly
Name: Zachary Brantly
Title: Head of U.S. ECM

By:	/s/ Matthew Rosenblatt
Name: Matthew Rosenblatt
Title: CCO, Ops. Principal

SVB Leerink LLC

By:	/s/ Ryan Lindquist
Name: Ryan Lindquist
Title: Managing Director

BMO Capital Markets Corp.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi
Title: Managing Director